Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

June 10, 2013 > Issue 17 Special Edition Arrivals A joint merger communication for employees of the new American New Leadership Arriving Creating a premier global carrier Today we announced the senior leadership team that will lead the new American Airlines once we are ready to take off as one company. Not only does today’s announcement signify a key milestone in making our vision of becoming the world’s greatest airline a reality, but it also means that our company will benefit from the unparalleled industry experience of senior leaders from both American and US Airways. As you know, Tom Horton and Doug Parker will serve as Chairman of the Board and CEO, respectively, of the new American. The leaders we announced today will come together to form the most experienced and most talented team in the aviation industry. While these individuals have unique backgrounds and come from two different companies, they share a love for aviation and a commitment to our team members, customer service and safety. “We will engage, motivate and respect the more than 100,000 hard-working team members of the new American. Our job is to support all of you – give you the tools and information you need to do your jobs and then let you do it as the exceptional and experienced group of aviation professionals you are. This team was built to do just that.”—Doug Parker “As we bring the restructuring to a close, the new American is strong, renewed and positioned for a successful merger. American’s leaders will continue to work very closely with their counterparts throughout the merger planning to build upon the momentum everyone has worked so hard to create.”—Tom Horton As we reach this milestone, we do so with incredible momentum. We continue to make progress on the planning efforts that are key to a successful integration following the close of the merger, which we continue to expect to occur in the third quarter of 2013. We will be one team soon! Leading the New American CEO Doug Parker will lead the new senior leadership team and company, and has selected the following individuals to join the new leadership team: • Scott Kirby — President • Elise Eberwein — EVP, People and Communications • Bev Goulet — Chief Integration Officer • Robert Isom — Chief Operating Officer and CEO of US Airways, Inc. post-close • Stephen Johnson — EVP, Corporate Affairs • Derek Kerr — Chief Financial Officer • Maya Leibman — Chief Information Officer • Will Ris — SVP, Government Affairs Mergers unfortunately result in departures, and there are some on both teams. “I want to take this opportunity to specifically thank some of the outstanding senior executives at American,” said Doug. “The American restructuring is far and away the most successful in aviation history and it would not be possible without the exceptional and dedicated work of people like Dan Garton, Bella Goren, Gary Kennedy, Denise Lynn, Jim Ream, Jon Snook and Virasb Vahidi. We are grateful for their phenomenal work and dedication and are committed to building on the foundation they have put in place.” Check out www.newAmericanarriving.com for key materials related to the announcement, including the press release, expanded bios of the executive team and letters from Tom and Doug. 1 corp.comm@aa.com Send us your questions! corporate.communications@usairways.com

Organizing for Success Collaboration has been a hallmark of the American and US Airways leadership teams and it will continue to be key to the success of the new American. The new airline will be structured to ensure that team members making decisions about our network are working daily with team members responsible for operating the airline. Dan Garton will step down as President and Chief Executive Officer of American Eagle Airlines later this year. A successor will be named prior to Dans departure. Building our New Team A Note from the People Dept. Dear Team Members of the New American Airlines, With our new senior leadership team named, integration planning of our airlines and team members is now front and center. Understandably, the question everyone has is: Whats going to happen to me It may not be that direct, but the questions ultimately come back to how this merger will impact us as individuals, what opportunities we may have and when we can feel certain about our individual futures. Our joint Human Resources integration team is working hard to enable a smooth transition as we approach legal close, as well as planning the next steps to full airline integration. We are taking the time to understand the respective airlines people policies, processes and programs to ensure that we select the right approach to talent, rewards and HR operations for the new American Airlines. Because we have two separate airlines and employee groups to continue to support during the transition, we have hired some of the best talent in the business Aon Hewitt to work with our teams to help set us up for success. While were hesitant to rely on too many consultants, we also know we need outside expertise to help us with the complex integration work that lies ahead. While many things will remain the same in the near future, we are committed to keeping you updated on the critical people decisions as they are made and implemented after the merger closes. We are working with the integration teams to gain a deeper understanding of how the two organizations are currently structured. We are working with Bev Goulet and the Integration Management Office to continue this gap analysis and lay the new structure out in a way that doesnt cause disruption and allows both airlines to continue to operate reliably with our customers and team members in mind every step of the way. Our new senior leaders are reviewing their organizations to decide what team structure makes the most sense for the new airline. They are also meeting with the next level of officers at both airlines to understand each individuals capabilities and experiences and to discuss their potential roles and interests. We know that the selection of the new American officer team is among the most critical decisions we will make as a combined airline, and we are committed to making informed leadership selections that ensure the best opportunity for a successful and growing business for everyone. As Doug relayed today, we intend to have these officers selected by the day the merger transaction closes. Given the scope and scale of the organization and talent of managers at both airlines, our joint HR integration team is developing a talent selection/staffing process for the next levels of our organization, and we know this is the information everyone wants next. Our goal is to continue to make objective and informed talent decisions, and please know we will provide guidance soon on this next step. For now, we need everyone to continue to run two great airlines and work collaboratively as we begin to integrate later this year. Thanks for continuing to take care of our customers, and for continuing to support the frontline team members at both airlines as summer travel heats up. —Elise 2 corp.comm@aa.com Send us your questions! corporate.communications@usairways.com

Meet our Leaders Doug Parker > Role at the new American: CEO > Current position: Chairman and CEO of US Airways, a role he has had since 2005. Doug was CEO of America West from 2001-2005. > Years at US Airways: 18 > Education: BA in economics from Albion College and an MBA from Vanderbilt University. > Accomplishments & accolades: Under Doug’s leadership, US Airways has achieved record revenue growth, operational performance and profit margins. In 2012, US Airways set company records in on-time performance and profits, and led all Fortune 500 companies in total shareholder return. > Did you know…Doug worked for AA for five years and non-reved more than 100,000 miles in his first year alone. > Did you know…Doug’s wife Gwen is a former American flight attendant. > Did you know…Doug ran with the bulls at Pamplona. Scott Kirby > Role at the new American: President > Responsibilities after close: Planning, marketing, sales, alliances, pricing/yield management and operations. > Current position: President of US Airways, his role since 2006. > Years at US Airways: 18 > Education: Bachelor degrees in computer science and operations research from the U.S. Air Force Academy and a Master of Science in operations research from George Washington University. > Did you know…Scott climbed Mt. Kilimanjaro in Tanzania, Africa with his brother, and his future wife Kathleen, in 2011. > Did you know…Scott has at least six classmates from the Air Force Academy who are American pilots, a director in Revenue Management at US, and numerous USAFA alumni who are US Airways pilots. > Did you know…When Scott’s daughter was born in Arizona, the native Texan’s father sent four tins of soil to put under her bed so she would be born on Texas soil. (He didn’t do it.) Elise Eberwein > Role at the new American: EVP, People and Communications > Responsibilities after close: Human resources, media relations, internal communications, social media and public affairs. > Current position: EVP, People, Communications and Public Affairs of US Airways, her role since 2009. > Years at US Airways: 10 > Education: BA in mass communications from Lindenwood University as well as an MBA from Colorado State University. > Did you know…Elise first became acquainted with her now-pilot husband while he was informational picketing as a union leader and she was VP, Communications. > Did you know…As the airline’s wellness champion, Elise recently led a group of employees in CLT in the plank pose. > Did you know…Elise rides a Yamaha V Star and has made many road trips, including riding from Arizona to the annual Sturgis rally in South Dakota. Bev Goulet > Role at the new American: Chief Integration Officer > Responsibilities after close: The complex integration process of merging American Airlines and US Airways into one airline. > Current position: SVP & Chief Integration Officer at American Airlines, a role she has had since 2013. She was previously American’s Chief Restructuring Officer. > Years at American: 20 > Education: BA in history and JD from the University of Michigan. > Did you know…Bev was born in Panama and lived in Panama and Venezuela before moving to the States at age 14. > Did you know…Bev knows all the lyrics to five or six Broadway shows. > Did you know…Bev flew 50 segments between DFW and New York last year (for American’s restructuring)…and none anywhere else. 3 corp.comm@aa.com Send us your questions! corporate.communications@usairways.com

Meet our Leaders



Robert Isom

- **Role at the new American:** Chief Operating Officer and CEO of US Airways, Inc. post-close
- **Responsibilities after close:** Responsible for all aspects of airline operations, including customer service, flight ops, maintenance, regional carrier management, cargo, safety and security.
- **Current position:** EVP and COO at US Airways, his role since 2007.
- **Years at US Airways:** Six
- **Education:** Bachelor of Science in mechanical engineering, a BA in English from the University of Notre Dame and an MBA from the University of Michigan.
- **Did you know**...Robert swam from Alcatraz to San Francisco with his 13-year-old daughter earlier this year.
- **Did you know**...Robert started his career at Procter & Gamble handling logistics for Pampers and Luvs diapers.
- **Did you know**...Robert still uses his grandfather's vintage Allis Chalmers tractor.



Steve Johnson

- **Role at the new American:** EVP, Corporate Affairs
- **Responsibilities after close:** Corporate and legal affairs, government and regulatory affairs, labor relations and real estate.
- **Current position:** EVP, Corporate and Government Affairs at US Airways, a role he has had since 2009.
- **Years at US Airways:** Four
- **Education:** MBA and JD from the University of California, Berkeley, and a BA in economics from California State University, Sacramento.
- **Did you know**...Steve helped create three low-cost airlines: Tiger Airways, Wizz Air and Spirit Airlines.
- **Did you know**...Steve has visited more than 90 countries and lived for six years in Ireland.
- **Did you know**...Steve met his wife Donna when she worked with him at America West Airlines. She started as a flight attendant and later became director of Airport Customer Service.



Derek Kerr

- **Role at the new American:** Chief Financial Officer.
- **Responsibilities after close:** Oversight of all financial areas, including financial planning and analysis, corporate finance and treasury functions, purchasing, controller and audit functions and investor relations.
- **Current position:** EVP and CFO at US Airways, his role since 2002.
- **Years at US Airways:** 17
- **Education:** Bachelor of Science in aeronautical engineering and an MBA from the University of Michigan.
- **Did you know**...Derek played varsity baseball for the University of Michigan.
- **Did you know**...Derek was a flight test engineer on the B2 stealth bomber.
- **Did you know**...Derek started his airline career as a Finance intern at American Airlines in 1990.



Maya Leibman

- **Role at the new American:** Chief Information Officer
- **Responsibilities after close:** All information technology systems, including systems development, infrastructure and project planning.
- **Current position:** SVP, Technology and CIO at American, her role since 2012.
- **Years at American:** 19
- **Education:** BA in English Literature from the University of Chicago and MBA from the University of California, Berkeley.
- **Did you know**...Maya grew up in a round house. Being sent to sit in a corner was not an option.
- **Did you know**...Maya spent more than a year backpacking around Southeast Asia and Africa where she climbed Kilimanjaro and fed komodo dragons.
- **Did you know**...Maya's six-year-old son can name every Star Wars character even though he's never seen the movies.



Will Ris

- **Role at the new American:** SVP, Government Affairs
- **Responsibilities after close:** All federal and international government and regulatory affairs and public policy.
- **Current position:** SVP, Government & Regulatory Affairs at American since 1996.
- **Years at American:** 17
- **Education:** Bachelor of Science in Political Science from Northwestern, Master of Arts from John Hopkins, Doctor of Laws from University of Denver and Master of Laws from Georgetown.
- **Did you know**...Will was once asked to remove a chunk of chicken from Bob Crandall's hair.
- **Did you know**...Will survived a direct hit by a tornado when he was in high school. The building was completely destroyed.
- **Did you know**...Will's wife Nancy was the youngest person ever appointed to run the Army Corp of Engineers at age 32.

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All A Board! Today, we also announced the members of the Board of Directors of the new American, following the closing. Having an experienced and insightful board of directors with a wide range of perspectives is essential to running a successful company which means were in luck, because our new board is as good as they come. This talented and diverse group of individuals, drawn from the ranks of American, US Airways and Americans Unsecured Creditors Committee, bring a wide variety of qualifications and skills that will serve us well as we move forward. Tom Horton, Chairman Matthew J. Hart Doug Parker Alberto Ibargen John T. Cahill Richard C. Kraemer James F. Albaugh Denise M. OLeary Jeffrey D. Benjamin Ray M. Robinson Michael J. Embler Richard P. Schifter Frequently Asked Questions What responsibilities do the members of the new senior leadership team have now The members of the senior leadership team selected to lead the new American Airlines will assume their responsibilities following the close of the merger, which we continue to expect in the third quarter of 2013. As you know, the integration planning process is well underway, and we will look to these leaders for their valuable expertise and insight just as we have throughout the planning process. The new senior leadership team will continue to coordinate with the IMO leaders and integration planning groups to ensure a smooth combination of our airlines following the completion of the merger. How does this announcement impact the integration planning process The 29 integration planning teams and several cross-functional task forces continue to work to define the manner in which the two companies will combine after the merger closes. The new senior leadership team will continue to coordinate with the IMO leaders and planning groups to ensure a smooth combination of our airlines following the completion of the merger. What impact does this announcement have on our companies Until the close of the merger, which we expect to occur in the third quarter of 2013, all team members will continue to report to their respective leaders. It is important to remember that this announcement will have no impact on our customers or how we conduct business with them. We must remain focused on keeping up the great work we all do in support of our customers. 5 corp.comm@aa.com Send us your questions! corporate.communications@usairways.com

Livin la legal loca Following is legal language, which were required to print on each internal and external publication related to the merger. Cautionary Statement Regarding Forward-Looking Statements This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as may, will, expect, intend, anticipate, believe, estimate, plan, project, could, should, would, continue, seek, target, guidance, outlook, forecast and other similar words. These forward-looking statements are based on AMRs and US Airways current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the Risk Factors and Managements Discussion and Analysis of Financial Condition and Results of Operations sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law. Permission to use quotes neither sought nor obtained. American Airlines and US Airways do not, by their reference to or distribution of these statements, imply their endorsement of or concurrence with the opinions, conclusions or recommendations quoted above. Arrivals June 10, 2013 ISSUE 17 Past issues available on new Jetnet and Wings Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (AMR) and US Airways Group, Inc. (US Airways) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMRs website at www. aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com. US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013 and June 3, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013 and June 3, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction. Stay in the Know Well continue sending you updates to keep you informed. In the meantime, please visit: New Jetnet (newjetnet.aa.com) or Wings (wings.usairways.com) www.newAmericanarriving.com a website dedicated to the new American Airlines Follow us on Twitter at @AmericanAir, @USAirways and @USemployees, and on Facebook (AmericanAirlines and US Airways) Questions: corp.comm@aa.com or corporate.communications@usairways.com corporate.communications@usairways.com Send us your questions! corp.comm@aa.com 6